Room 4561

December 19, 2007

Mr. Wm. Christopher Gorog
Chief Executive Officer and
Chairman
Napster, Inc.
9044 Melrose Ave.
Los Angeles, CA 90069

> **Re:**   **Napster, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2007**
> **Filed June 6, 2007**
> **File No. 000-32373**

Dear Mr. Gorog:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised on the financial statements and related matters.

Sincerely,

Mark Kronforst
Accounting Branch Chief